UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Stephen G. Schuler

Serenity Investments, LLC

830 North Boulevard

Oak Park, Illinois

(708) 386-0441

with a copy to:

John P. Kelsh

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Serenity Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,303,933 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,303,933 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,303,933 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 10,161,251 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 4,142,682 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).
(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are held directly by Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska (“Serenity”). Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein.
(3)	Calculated based on a total of 126,572,880 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,142,682 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Stephen G. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,331,466 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,331,466 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,331,466 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 10,161,251 Class A Common Shares held by Serenity, (ii) 4,142,682 Warrant Shares held by Serenity, (iii) 1,457,266 Class A Common Shares held by the Schuler Family GST Trust and (iv) 570,267 Warrant Shares held by the Schuler Family GST Trust.
(2)	10,161,251 Class A Common Shares and 4,142,682 Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
1,457,266 Class A Common Shares and 570,267 Warrant Shares reported in the table above are held directly by the Schuler Family GST Trust. Stephen G. Schuler may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(3)	Calculated based on a total of 127,143,147 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Mary Jo Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,331,466 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,331,466 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,331,466 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 10,161,251 Class A Common Shares held by Serenity, (ii) 4,142,682 Warrant Shares held by Serenity, (iii) 1,457,266 Class A Common Shares held by the Schuler Family GST Trust and (iv) 570,267 Warrant Shares held by the Schuler Family GST Trust.
(2)	10,161,251 Class A Common Shares and 4,142,682 Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
1,457,266 Class A Common Shares and 570,267 Warrant Shares reported in the table above are held directly by the Schuler Family GST Trust. Mary Jo Schuler may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(3)	Calculated based on a total of 127,143,147 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,712,949 Warrant Shares.

Introduction

This Amendment No. 4 (this “Amendment No. 4”) amends Amendment No. 3 dated December 31, 2013 (“Amendment No. 3”), Amendment No. 2 dated December 9, 2013 (“Amendment No. 2”) and Amendment No. 1 dated November 1, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 4 reflects transactions and developments through February 3, 2014 relating to the Reporting Persons’ holdings of Class A Common Shares. In particular, this Amendment No. 4 is being filed to reflect the entry by Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska (“Serenity”), into two purchase agreements dated February 3, 2014, each providing for the sale of Class A Common Shares by Serenity.

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

There has been no change to the information disclosed in Item 4 of Amendment No. 1.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) With respect to Serenity, Stephen G. Schuler and Mary Jo Schuler, this Schedule 13D relates to the beneficial ownership of 14,303,933 Class A Common Shares, which include (i) 10,161,251 Class A Common Shares and (ii) 4,142,682 Warrant Shares. Such 14,303,933 shares represent 11.3% of the outstanding Class A Common Shares (based on a total of 126,572,880 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,142,682 Warrant Shares). All of these Class A Common Shares and Warrant Shares are held by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler or Mary Jo Schuler that he or she is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

Solely with respect to Stephen G. Schuler and Mary Jo Schuler, this Schedule 13D also relates to the beneficial ownership of an additional 2,027,533 Class A Common Shares, which include (i) 1,457,266 Class A Common Shares and (ii) 570,267 Warrant Shares. Together with the 14,303,933 shares described in the preceding paragraph, these shares represent 12.8% of the outstanding Class A Common Shares (based on a total of

127,143,147 Class A Common Shares outstanding, which consists of (i) an estimated 122,430,198 Class A Common Shares outstanding as of November 8, 2013, according to information filed by KCG Holdings on November 12, 2013, and (ii) 4,712,949 Warrant Shares). All of the 2,027,533 Class A Common Shares and Warrant Shares are held by the Schuler Family GST Trust. Stephen G. Schuler and Mary Jo Schuler may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share voting and dispositive power with respect to these securities. Stephen G. Schuler and Mary Jo Schuler disclaim beneficial ownership of these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler or Mary Jo Schuler that he or she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) On February 3, 2014, Serenity sold an aggregate of 425,000 Class A Common Shares at a price of $11.0443 per share pursuant to the purchase agreements filed hereto as Exhibit 99.2 and 99.3. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares since the filing of Amendment No. 3.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in paragraph (c) of Item 5 of this Amendment No. 4, there has been no change to the information disclosed in Item 6 of Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Form of Rule 10b5-1 Plan dated November 1, 2013 between Serenity Investments, LLC and William Blair & Company, L.L.C., incorporated by reference to Exhibit 99.1 to Amendment No. 1

99.2	Purchase Agreement dated February 3, 2014 between Serenity Investments, LLC and Daniel Coleman

99.3	Purchase Agreement dated February 3, 2014 between Serenity Investments, LLC and Charles E. Haldeman

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2014	SERENITY INVESTMENTS, LLC

	By:	/s/ Stephen G. Schuler
	Name:	Stephen G. Schuler
	Title:	President of its Manager

Date: February 4, 2014	/s/ Stephen G. Schuler
STEPHEN G. SCHULER

Date: February 4, 2014	/s/ Mary Jo Schuler
MARY JO SCHULER

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Form of Rule 10b5-1 Plan dated November 1, 2013 between Serenity Investments, LLC and William Blair & Company, L.L.C., incorporated by reference to Exhibit 99.1 to Amendment No. 1

99.2	Purchase Agreement dated February 3, 2014 between Serenity Investments, LLC and Daniel Coleman

99.3	Purchase Agreement dated February 3, 2014 between Serenity Investments, LLC and Charles E. Haldeman